

August 22, 2012

Via E-mail
Keith Macdonald
Chief Executive Officer
EFL Overseas, Inc.
333 N. Sam Houston Parkway East
Suite 600
Houston, TX 77060

>   **Re: EFL Overseas, Inc.**
>   **Preliminary Information Statement on Schedule 14A**
>   **Filed July 31, 2012**
>   **File No. 000-54328**

Dear Mr. Macdonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with a copy of your letter of intent with Nahanni Energy, Inc.

2. Please expand your discussion of the potential negative effects of the proposed authorization of preferred stock, including dilution, decreased voting power, and anti-takeover effects

3. We note your response to comment 1 of our letter dated August 7, 2012. In your preliminary proxy you state that your "acquisition of the Nahanni Interest will be facilitated by a tax deferred exchange of shares which will utilize shares of preferred stock." However, in your Form 10-Q for fiscal quarter ended June 30, 2012, you disclose, on page 8, that a portion of the purchase price for the Nahanni Interest will be

paid in shares of your "restricted common stock." Please revise your disclosure to discuss the proposed terms of the restricted stock you intend to issue to Nahanni Energy in connection with this transaction. Please note that pursuant to Item 11(b) of Schedule 14A you must furnish the information required by Item 202 of Regulation S-K with respect to these shares. We note that Item 11(b) permits issuers to omit this information "if the terms of the securities cannot be stated or estimated with respect to any or all of the securities to be authorized, because no offering thereof is contemplated in the proximate future..." However, in this case, we believe that execution of the LOI with Nahanni Energy indicates your intent to offer shares of preferred stock in the proximate future, thus, disclosure pursuant to Item 202 is required.

4. We also note your response that the acquisition may not meet the significant subsidiary test under Section 201.1-02(w) of Regulation S-X. Please provide us with your analysis of the acquisition of the Nahanni Interest under Rules 8-04 and 8-05 of Regulation S-X. In that regard, please provide us your significance test for the acquisition.

5. Please describe the technical changes to your articles of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director